Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts & Entertainment’s City of Dreams

Launches Countdown to the Most Stylish Resort Ever

City of Dreams Drops Hard Rock Hotel to Unveil “The Countdown”

MACAU – Wednesday, April 5, 2017 (JAPAN & GLOBE NEWSWIRE): Melco Resorts & Entertainment Limited (NASDAQ: MPEL - to be changed to MLCO) (“Melco Resorts & Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, announced today that its flagship resort, City of Dreams, will rebrand the existing Hard Rock Hotel.

The Hotel will be operated under the name “The Countdown” from July 2017 until March 31, 2018.

The Countdown Hotel will celebrate the great achievements of City of Dreams, inviting guests to discover the resort’s world-class offerings, from The House of Dancing Water – the world’s largest water-based extravaganza – to its Michelin-starred restaurants and exciting shopping experience featuring the largest shoe salon in Hong Kong and Macau.

The Hotel will feature a countdown clock timed to the unveiling of a new phase of development of City of Dreams, set to become the most stylish and exclusive resort in Macau. April 2018 will mark the opening of Macau’s new landmark: Morpheus, a new iconic luxury hotel designed by the late Dame Zaha Hadid, which will also bring a feast of amazing restaurants, new retail space, as well as a new gaming area. Alongside the opening of Morpheus, The Countdown Hotel will commence its ultimate rebranding journey.

Mr. Lawrence Ho, Chairman and Chief Executive Officer of Melco Resorts & Entertainment said, “We are now counting down to the best ever City of Dreams: a resort that will take our guests where no one has taken them before, redefining what a modern integrated resort has to offer.”

Melco Resorts & Entertainment - Innovating excitement for a new age.

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Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL - to be changed to MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability

About City of Dreams

City of Dreams is an integrated entertainment resort that has established itself as a premier leisure and entertainment destination in Macau. Located in the heart of Cotai in Macau, it combines electrifying entertainment, a diverse array of accommodation, regional and international dining, designer brand shopping and a spacious and contemporary casino. The resort brings together a collection of world-renowned brands including Crown, Grand Hyatt and Dragone to create an exceptional entertainment experience that aims to appeal to a broad spectrum of visitors from around Asia and the world. City of Dreams features a 420,000-square-foot casino with approximately 500 gaming tables and approximately 1,250 gaming machines; over 20 restaurants and bars; an impressive array of some of the world’s most sought-after retail brands; “The House of Dancing Water”, the world’s largest water-based extravaganza showcased in the purpose-built Dancing Water Theater, represents the live entertainment centerpiece of City of Dreams’ overall leisure and entertainment offering. A comprehensive range of accommodation options at City of Dreams include Crown Towers offering approximately 300 guest rooms, The Countdown offering approximately 300 guest rooms and Grand Hyatt Macau offering approximately 800 guest rooms. In addition, Morpheus, the new hotel at City of Dreams designed by the late legendary architect Dame Zaha Hadid, is expected to commence operation in 2018, offering approximately 780 guestrooms, suites and villas. For more information please visit: www.cityofdreamsmacau.com (Official Website) and www.cityofdreamsmedia.com (Media Portal). For The House of Dancing Water information, please visit www.thehouseofdancingwater.com (Official Website) and www.thehouseofdancingwatermedia.com (Media Portal).

For media enquiries, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability